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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________________October 2004

BROCKTON CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Release: 10/29/2004

2.  Early Warning Report / National Instrument 62-103, dated 10/29/2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

BROCKTON CAPITAL CORP.

604 – 750 West Pender Street

Vancouver, B.C.

V6C 2T7

October 29, 2004

FOR IMMEDIATE RELEASE Trading Symbol: (TSX-V: BKC.P)

Vancouver, B.C. -- Further to the news release of Brockton Capital Corp. (the “Company”) dated September 7, 2004, the Company announces that it has completed the private placement of 4,500,000 common shares at a price of $0.001 per share from the treasury of the Company and that Kevin Hanson (of North Vancouver, British Columbia), who is a director of the Company, acquired 500,000 of the shares. Mr. Hanson also holds 195,000 stock options in the Company (exercisable at $0.15 per share to August 28, 2006) and if he were to exercise all of the options his total shareholdings over which he has direct or indirect beneficial ownership or control would equal 695,000 shares or approximately 10.6% of the Company’s then outstanding share capital.

The foregoing shares were acquired by Mr. Hanson for investment purposes and to partially replace 675,000 shares subject to escrow which were recently cancelled when the Company voluntarily de-listed from the TSX Venture Exchange. Mr. Hanson has no present intention of increasing his beneficial ownership of, or direction or control over any additional common shares of the Company except that he may purchase additional shares at some time in the future through the exercise of presently held or additional options as may hereafter be allocated to him.

For further information please contact Kevin Hanson at 604-689-0188.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “Kevin R. Hanson”

Kevin R. Hanson,

President and Chief Executive Officer

(signed) “Kevin R. Hanson”

Kevin R. Hanson

NEITHER THE TSX VENTURE EXCHANGE NOR ANY OTHER REGULATORY AUTHORITY BODY HAS

REVIEWED AND THEREFORE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR

ACCURACY OF THIS RELEASE.

REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid and Insider Reporting Issues

BROCKTON CAPITAL CORP.

1. Name and Address of Offeror:

Kevin R. Hanson

3345 Huntleigh Court

North Vancouver, B.C.  V7H 1L9

2. The designation and number or principal amount of securities and the offeror’s security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror acquired ownership of 500,000 common shares of Brockton Capital Corp. (the “Company”), at a price of $0.001 per share by way of private placement from the treasury of the Company thereby bringing the Offeror’s total shareholdings in the Company 500,000 common shares.  The Offeror also holds stock options to purchase up to an additional 195,000 shares at a price of $0.15 per share to August 28, 2006.  If the options are exercised the Offeror’s shareholdings would increase to 695,000 common shares representing approximately 10.6% of the Company’s then 6,532,500 issued and outstanding common shares.

3. The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

As indicated above under item 2, 500,000 common shares and options to purchase up to an additional 195,000 common shares are owned or controlled by the Offeror, representing approximately 10.6% of the Company’s issued and outstanding common shares if the options are exercised in full by the Offeror.  If the options are not exercised by the Offeror then his shareholdings of 500,000 shares represents approximately 7.9% of the Company’s current issued and outstanding share capital.

4. The designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 3 over which:

(a) the offeror, either alone or together with any joint actors, has ownership  and control:

     500,000 common shares and stock options to acquire up to an additional 195,000 common shares.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actors:  None.

(c) The offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:  None.

5. The name of the market in which the transaction or occurrence giving rise to the report took place:

The common shares were purchased by the Offeror privately pursuant to a private placement from the Company and not through any published market.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence giving rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the common shares for investment purposes and to partially replace 675,000 common shares subject to escrow restrictions on transfer which were held by the Offeror and cancelled when the Company voluntarily de-listed from the TSX Venture Exchange.  The Offeror does not have any present intention of increasing his beneficial ownership of, or control or direction over, any of the securities of the Company save that the Offeror may exercise the stock options which are currently held by the Offeror (or may acquire additional common shares pursuant to any additional stock options which may be allocated to the Offeror by the Company at any time in the future).

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The 500,000 shares were acquired by the Offeror pursuant to a private placement agreement between the Offeror and the Company dated September 7, 2004 at a price of $0.001 per share and were acquired by the Offeror for investment purposes and to partially replace 675,000 shares subject to escrow previously held by the Offeror which were cancelled upon the Company voluntarily de-listing from the TSX Venture Exchange.

8. The names of any joint actors in connection with the disclosure required in this Report:  Not applicable.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The aggregate purchase price paid by the Offeror for the common shares was $500.00, paid in cash.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:  Not applicable.

Dated at Vancouver, British Columbia this 19th day of October, 2004.

(signed) “Kevin R. Hanson”

Kevin R. Hanson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Brockton Capital Corp. -- SEC File No. 000-49760

(Registrant)

Date: November 12, 2004        By /s/ Kevin R. Hanson_________________________

                                      Kevin R. Hanson, President/CEO/Director